UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

____________________________

CADISTA HOLDINGS INC.

(Name of the Issuer)

____________________________

Cadista Holdings Inc.

(Names of Persons Filing Statement)

____________________________

Common Stock

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Kamal Mandan, Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801
(410) 860-8500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rajiv Khanna, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3391

and

Esteban A. Ferrer, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3340

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☒	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore or its affiliates (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.

**

The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,865.00
Form or Registration No.:	Schedule TO (File No. 005-86651)
Filing Party:	Jubilant Generics Inc.
Date Filed:	November 13, 2014

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed on November 17, 2014, as amended by Amendment No. 1 to such Schedule 13E-3 (collectively, the “Schedule 13E-3”), which relates to the tender offer (the “Offer”) by Jubilant Generics Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent,” and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL” or “Jubilant Life Sciences”)), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista” or the “Company”), that are not already owned by Parent and its subsidiaries at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser, Parent, JPH and JLL with the Securities and Exchange Commission (the “SEC”) on November 13, 2014, and as amended by Amendment No. 1 to the Schedule TO, filed on December 3, 2014. This Amendment is being filed by the Company, the issuer of the Shares. Parent, JPH, and Purchaser are collectively referred to herein as the “Purchaser Group.”

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 13, 2014, an Amendment No. 1 to such Schedule 14D-9 on December 4, 2014, and an Amendment No. 2 to such Schedule 14D-9 on December 12, 2014 (collectively, the “Schedule 14D-9”). The information contained in Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits to the Schedule 13E-3, is expressly incorporated by reference to the extent such information is required in response to the items of the Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in the Schedule 13E-3 and this Amendment are qualified in their entirety by the information contained in Schedule 14D-9 and the Offer to Purchase. All information contained in the Schedule 13E-3 and this Amendment concerning the Company, the Purchaser Group and JLL has been provided by such person and not by any other person.

The information in the Schedule 13E-3 is incorporated in this Amendment by reference to all of the applicable items of the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9 and Schedule 13E-3.

The Schedule 13E-3 is hereby amended and supplemented as follows:

Item 8. Fairness of the Transaction

(b) Factors Considered in Determining Fairness.

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The last paragraph of Item 8(b) is hereby deleted in its entirety and replaced with the following paragraphs:

The consideration by the Committee of the factors described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors” in the Schedule 14D-9 reflects its own assessment of the fairness of the Offer Price payable in the Offer and the Short-Form Merger to the Minority Shareholders in relation to the going concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the liquidation value and the net book value of the Company were not considered. The liquidation value was not considered because the Company is a viable going concern and the Purchaser Group has not disclosed any plans to liquidate the Company. Therefore, the liquidation value of the Company is believed to be irrelevant to a determination as to whether the Offer is fair to the Minority Shareholders. Further, net book value was not considered as a factor because the Committee believes that net book value is not a material indicator of the value of the Company as a going concern but rather is a historical measurement as of a certain date. The Company’s net book value per Share, calculated by dividing shareholders’ equity by the number of Shares outstanding was approximately $1.07 as of March 31, 2014 and $1.16 as of September 30, 2014.

In connection with the factor described in subsection (vii) of Item 1014 of Regulation M-A, the Committee considered the analysis and discussion of its financial advisor, Cassel Salpeter & Co., LLC, which is summarized in “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor” in the Schedule 14D-9.

Pursuant to resolutions adopted by the Board on August 12, 2014 (discussed in “Item 4. The Solicitation or Recommendation—Background of the Offer” in the Schedule 14D-9), the Board delegated to the Committee all of the power and authority of the Board, to the fullest extent permitted by law, to negotiate, approve and recommend to the Board, or reject, the Proposed Transaction and recommend to the Minority Shareholders whether or not to tender their Shares in connection with, the Proposed Transaction. The resolutions further provided that the Committee was to report to the Board its recommendations and conclusions with respect to the Proposed Transaction, including a determination and recommendation as to whether the Proposed Transaction is advisable and substantively, procedurally and financially fair and in the best interests of the Minority Shareholders, and such recommendations and conclusions of the Committee were to be deemed action by the entire Board.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

Cadista Holdings Inc.

	By:	/s/ Kamal Mandan
	Name:	Kamal Mandan

	Title:	Chief Financial Officer

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